

LIFE SIZE TINY Communities

Bringing Tiny… home.

The Evolution of Attainable Housing

JOE@LIFESIZETINYCOMMUNITIES.COM

PROBLEM | The Missing Middle

A segment of housing options between single-family homes and giant apartment buildings.


DETACHED SINGLE-FAMILY HOMES
DUPLEX
TRIPLEX/ FOURPLEX
COURTYARD APARTMENT
BUNGALOW COURT
TOWNHOUSE
MULTIPLEX
LIVE/WORK
MID-RISE
MISSING MIDDLE HOUSING

AFFORDABILITY:

In the 3rd quarter of 2018 only 56% of home sales were considered affordable. National benchmark of affordability determines housing costs should not exceed 30% of a household's monthly income.

AVAILABILITY:

Prior to 2008, the country built 1.1M new homes annually. Since then, only 849,000 each year have been built and the shortfall is expected to continue through 2020.

SOLUTION | Tiny Communities





REDEFINE HOUSING

NICHE MARKET

+ Lower price points for ease of entry.

+ Down-sizing option for aging consumers, who require manageable housing.

+ Efficient options for multiple demographics of people.

+ Private single-family dwellings, with a new emphasis on community.

+ Tiny house template communities create new options for home ownership.

+ Tiny houses offer the benefits of home ownership with less hassle, and a smaller carbon footprint.

+ A median price point of $75k is attractive to a wider demographic.

INNOVATION | BYOH - Bring Your Own Home


Drainage
& Open Space
Community
House

Creating a tiny home community template will allow for new ideas, such as BYOH.

Life Size: Tiny Communities will plan and install the required infrastructure, create the neighborhoods and common areas. From there, our residents will bring their own tiny home, hook up and live.

TARGET DEMOGRAPHICS

  

BABY BOOMERS

40% of people interested in tiny houses are 50+, due to concerns like manageability and maintenance. Our solution gives aging consumers an option for downsizing while still maintaining autonomy.

MILLENIALS

Demand for full-sized homes has changed, with 38% of millennials feeling financially unstable, and unwilling to commit to long term mortgages. A tiny home community can offer them another option for home ownership.

MINIMALISTS

Housing trends are pointing towards minimalism. New homeowners are not as interested in acquiring material possessions but having more emphasis on life experiences. Life Size: Tiny Communities will create that freedom.

INDUSTRY COMPETITION

EXISTING TINY HOME COMMUNITIES

Tiny communities do exist, but they aren't regulated or scaled to a national level. Life Size Tiny Communities seeks to normalize tiny homes and create a national community option within the tiny home market, both in metro and rural areas.

MOBILE HOME PARKS

Tiny homes are the next evolution of affordable/attainable housing. High quality construction, customization, and retained mobility give Tiny Communities a competitive edge over existing mobile home parks.

RV PARKS

Existing RV Parks that allow tiny houses are a temporary solution to the problem we aim to solve. Life Size: Tiny Communities will provide permanent placement for tiny houses, creating more of a community than a traditional RV Park.



FINANCIAL MODEL | Leasing



+ Each space in our community will be leased annually.

+ Tiny homeowners will be required to bring their own tiny homes.

+ Target monthly dues range is between $650-$850 per month.

Financials



EXAMPLE INVESTMENT (ASSUMES WACC OF 10%):

- IRR: 55%
- NPV: ~$90k
- Equity Multiple: 2.41x
- Deferred Pref : 8%
- Bonus Multiplier Return: 1.25x

TIMELINE & USE OF FUNDS

Day Zero	End of Year 1		End of Year 2
Property Acquired and fully entitled.	Development Complete, residents moving in.	Property is 80% full and stabilization is complete.	Refinance takes place and principal, preferred return and bonus multiple paid out to all LPs.





Bringing tiny... home.

Joe Callantine

720.460.9467

5250 S Huron Way #11-104

Littleton, Co 80120

JOE@LIFESIZETINYCOMMUNITIES.COM